UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

COMMUNITY CAPITAL BANCSHARES, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

203 634 100
(CUSIP Number)

Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60610
(312) 832-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203 634 100	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barbara Wortley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 9,100
BENEFICIALLY OWNED	8	SHARED VOTING POWER 150,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,100
PERSON WITH:	10	SHARED DISPOSITIVE POWER 150,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.	Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share, (“Stock”) of Community Capital Bancshares, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 2815 Meredyth Drive, Albany, Georgia 31707.

Item 2.	Identity and Background

        (a)        This statement is filed by Barbara Wortley (the “Reporting Person”).

        (b)        The Reporting Person’s business address is 456 Alexander Palm Road, Boca Raton Florida 33432.

        (c)        The Reporting Person’s principal occupation is the administrative assistant to the president and chief executive officer of Liberty Research Inc. Liberty Research Inc. is a medical research company. The address of Liberty Research Inc. is at Route 17, Waverly, New York 14892.

        (d)        During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired 9,100 of the shares of Stock reported herein through open market purchases using the Reporting Person’s personal funds. The amount of funds expended by the Reporting Person to acquire such 9,100 shares of Stock is $78,260. The Reporting Person has borrowed against the shares of Stock owned by her on a margin basis from Bear, Stearns & Co. (“Bear Stearns”) and Merrill Lynch & Co. (“Merrill”), in accordance with Bear Stearns’ and Merrill’s customary terms and conditions. In addition to any margin loans outstanding on the Reporting Person’s shares of Common Stock, all or part of her shares of Common Stock may from time-to-time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person.

        In addition to the shares of Stock set forth above, the Reporting Person is a party to an Option Agreement, dated November 12, 2007, between the Reporting Person and Hot Creek Investors, L.P., a Nevada limited partnership (“Hot Creek”), who is not affiliated with the Reporting Person (the “Option Agreement”). Under the terms of the Option Agreement Hot Creek granted the Reporting Person the option to purchase 150,000 shares of Stock on an “all or none” basis, so that the Reporting Person, should she exercise such option, is required to purchase all, and not less than all, 150,000 shares which are the subject of such option (the “Option Shares”). The exercise price of such option is $8.50 per share, or an aggregate of $1,275,000. The Reporting Person paid Hot Creek $33,000 in consideration of the grant of the Option Agreement. The option is to expire March 31, 2008, but may extended pursuant to the terms of the Option Agreement up to three times, at the election of the Reporting Person, to June 30, 2008, September 30, 2008 and December 31, 2008, respectively. The Reporting Person is required to pay Hot Creek an additional $20,000 for each such extension. The Option Agreement provides that Hot Creek retains all voting rights.

Page 3 of 6 Pages

Item 4.	Purpose of Transaction.

        The purpose of the acquisition of the shares of Stock by the Reporting Person is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

        The Reporting Person may, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views and (2) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2008 Annual Meeting or otherwise.

        The Reporting Person may make further purchases of shares of Stock, other than a potential exercise of the option under the Option Agreement, although the Reporting Person has no present intention of ever increasing the Reporting Person’s aggregate holdings above 9.999% of the Company’s aggregate outstanding Stock. The Reporting Person may dispose of any or all the shares of Stock held by her. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Person has such a purpose. Except as noted in this Schedule 13D, the Reporting Person has no plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider her position and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 3,060,341 reported as the number of outstanding shares on November 8, 2007 on the Company’s Form 10-Q Quarterly Report filed for the Quarter Ended September 30, 2007.

        (a)-(b)        At December 10, 2007, the aggregate number of shares of Stock beneficially owned by the Reporting Person was 159,100, or approximately 5.2% of the Company’s issued and outstanding shares. This number of shares held beneficially by the Reporting Person includes 150,000 shares which constitute the Option Shares. Until the closing of the purchase of the Option Shares, if any, the Reporting Person has no rights to any cash dividends which may be declared on the Option Shares or any voting rights with respect to the Option Shares. Other than the Option Shares, the Reporting Person has sole voting and dispositive power as to all of the 9,100 shares of Stock held by her.

Page 4 of 6 Pages

        (c)        Other than the Option Agreement, the Reporting Person’s sole transaction in the Stock effected during the past sixty (60) days is the purchase on November 27, 2007 of 9,100 shares of Stock at a price per share of $8.60 and a total cost of $78,260.

        (d)        As noted above, Hot Creek has the right to receive all cash dividends of the Option Shares prior to the closing of the purchase of the Option Shares, if any.

        (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See the information set forth in Item 3 above.

Item 7.	Material to be Filed as Exhibits.

        None.

Page 5 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2007

By:	/s/ Barbara Wortley Barbara Wortley

Page 6 of 6 Pages